Exhibit 99.1

IR-141

CNinsure Announces Changes to Board of Directors

GUANGZHOU, China, May 18, 2012 (GLOBE NEWSWIRE) — CNinsure Inc. (Nasdaq: CISG) (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced that the board of directors of the Company (the “Board”) has appointed Mr. Yunxiang Tang as an independent director of the Board and Mr. Yongwei Ma has resigned from the Board following the expiration of his tenure. The appointment and resignation became effective on May 17, 2012.

Mr. Tang, aged 66, is a senior economist and has over 40 years of experience in business operation and management and in-depth knowledge of the PRC financial and insurance industries. He served as general manager of the People’s Insurance Company (Group) of China Limited (“PICC”) and chairman of the Board of Directors of PICC Property and Casualty Company Limited, PICC Asset Management Company Limited, PICC Life Insurance Company Limited and PICC Health Insurance Company Limited from 2000 to 2007. Mr. Tang was the president of Insurance Association of China from 2001 to 2003 and vice chairman of the China Insurance Regulatory Commission from 1998 to 2000. Prior to that, he served in different senior leadership roles in the financial regulatory authorities, including assistant governor of the People’s Bank of China (the “PBC”), head of the PBC Guangdong Branch and chief of State Administration of Foreign Exchange, Guangdong Branch.

Commenting on the changes to the Board, Mr. Yinan Hu, chairman of the Board, stated, “Mr. Ma has a strong work ethic and great business expertise. He has brought a unique perspective to critical issues and opportunities that the Company faced. The Board highly appreciates his contributions over the past four years and wishes him well in all his future endeavors.”

Mr. Hu continued, “We are pleased to welcome Mr. Tang to the Board. Mr. Tang’s financial expertise and extensive understanding of China’s financial services industry from his decades of experience working with leading insurance companies, financial regulatory authorities and banks make him a valuable asset to the Company as we carry out the strategic transition to build CNinsure into a premier financial services group.”

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of May 18, 2012, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.